Filed by: National Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Western Bank
Form F-80 No.: 333-281058

On February 3, 2025, National Bank of Canada (“National Bank”) first used or made available the following communication:

1. Form 51-102F3, Material Change Report, filed on SEDAR+ on February 3, 2025.

[Materials begin on the following page]

MATERIAL CHANGE REPORT

Regulation 51-102 respecting continuous disclosure obligations (Quebec)

Subsection 7.1(1)(b) and Form 51-102F3

1.	NAME AND ADDRESS OF COMPANY:

NATIONAL BANK OF CANADA (“National Bank”)

800 Saint-Jacques Street

Montreal, QC H3C 1A3

Canada

2.	DATE OF MATERIAL CHANGE:

February 3, 2025

3.	NEWS RELEASE:

On February 3, 2025, National Bank issued, via newswire service Cision (www.newswire.ca), two (2) news releases with respect to, among other things, (i) the closing of the Transaction (as defined below) (the “Closing”) and (ii) the appointment of two new board members to the board of directors of National Bank in connection with the Transaction.

4.	SUMMARY OF MATERIAL CHANGE:

On February 3, 2025, National Bank announced, among other things:

(i)	the completion of its previously announced acquisition of all of the common shares of Canadian Western Bank (“CWB”) (other than those held by National Bank) (the “Transaction”), by way of a share exchange, pursuant to a definitive agreement entered into between National Bank and CWB on June 11, 2024 (the “Agreement”);

(ii)	the appointment of two nominees of CWB, namely Sarah Morgan-Silvester and Irfhan Rawji, (collectively, the “CWB Board Nominees”) to the board of directors of National Bank in accordance with the terms of the Agreement, effective as of February 3, 2025;

(iii)	the issuance of 9,262,500 common shares of National Bank upon the automatic exchange of the subscription receipts (the “Subscription Receipts”) issued by National Bank in connection with the Transaction;

(iv)	that CWB intends to adopt, effective as of February 4, 2025, certain amendments (collectively, the “Amendments”) approved by holders of outstanding CWB First Preferred Shares Series 5 (Non-Viability Contingent Capital (NVCC)) and First Preferred Shares Series 9 (Non-Viability Contingent Capital (NVCC)) (collectively, the “CWB First Preferred Shares”) and CWB Limited Recourse Capital Notes Series 1 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) (“Series 1 LRCNs”) and Limited Recourse Capital Notes Series 2 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) (“Series 2 LRCNs” and together with the Series 1 LRCNs, the “CWB LRCNs”). The Amendments permit the exchange of the CWB First Preferred Shares for substantially equivalent First Preferred Shares of National Bank and the early redemption of the CWB LRCNs (collectively, the “Tier 1 Capital Reorganization”); and

(v)	that following the exchanges and redemptions contemplated by the Amendments and certain other corporate actions, National Bank and CWB intend to amalgamate on March 1, 2025 (the “Amalgamation”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

Transaction

The Transaction was completed, effective as of February 3, 2025, by way of a share exchange, pursuant to which each CWB common share, other than those held by National Bank and those owned by dissenting shareholders, was exchanged for 0.45 of a common share of National Bank (the “Exchange Ratio”).

Pursuant to the terms of the Agreement, each option (whether vested or unvested) issued under the Share Incentive Plan of CWB (each, a “CWB Option”) outstanding and unexercised immediately prior to the Closing has been exchanged for an option to purchase, on substantially similar terms and conditions as were applicable under such CWB Option immediately prior to the Closing, common shares of National Bank, based on the Exchange Ratio.

Appointment

In accordance with the terms of the Agreement, National Bank also announced today the appointment of the CWB Board Nominees to the board of directors of National Bank, effective as of February 3, 2025.

Subscription Receipts Financing Update

In connection with the Transaction, National Bank issued and sold an aggregate of 9,262,500 Subscription Receipts at a price of $112.30 per subscription receipt pursuant to a public offering and a concurrent private placement with an affiliate of Caisse de dépôt et placement du Québec for a total amount of approximately $1.04 billion.

With the Closing of the Transaction, the common shares of National Bank issuable pursuant to the Subscription Receipts were automatically issued through the facilities of CDS Clearing and Depository Services Inc. in accordance with the terms of the Subscription Receipts, on a one-for-one basis, without additional consideration or further action by holders of Subscription Receipts.

In addition, pursuant to the terms of the Subscription Receipts, holders of Subscription Receipts are also entitled to receive a cash amount for each subscription receipt equivalent to the dividend per common share payable by National Bank to holders of common shares of record on June 24, 2024, September 30, 2024 and December 30, 2024, with payment occurring on August 1, 2024, November 1, 2024 and February 1, 2025, respectively.

The issuance of common shares of National Bank pursuant to the Transaction and upon the automatic exchange of the Subscription Receipts increases the number of outstanding common shares of National Bank by 50,272,878.

CWB Tier 1 Capital Reorganization

Following Closing of the Transaction, all of the issued and outstanding CWB First Preferred Shares, CWB LRCNs and CWB’s Series G Debentures (Non-Viability Contingent Capital (NVCC)), Series H Debentures (Non-Viability Contingent Capital (NVCC)) and Series I Debentures (Non-Viability Contingent Capital (NVCC)) (collectively, the “CWB Debentures”), CWB’s First Preferred Shares Series 11 (Non-Viability Contingent Capital (NVCC)), with respect to the Series 1 LRCNs and CWB’s First Preferred Shares Series 12 (Non-Viability Contingent Capital (NVCC)), with respect to the Series 2 LRCNs remain outstanding and CWB remains a reporting issuer under Canadian securities laws.

CWB intends to implement, effective as of February 4, 2025, the Amendments. Further, CWB expects to deliver notice on February 4, 2025 to the holders of the CWB First Preferred Shares and CWB LRCNs that, effective February 20, 2025, the CWB First Preferred Shares will be exchanged for substantially equivalent National Bank First Preferred Shares and the CWB LRCNs will be redeemed, in accordance with their respective terms.

Planned Amalgamation of National Bank and CWB

Following the completion of the Tier 1 Capital Reorganization and certain other corporate actions, National Bank and CWB intend to amalgamate, with the resulting entity assuming the obligations of its predecessors, including the obligations of CWB under the outstanding CWB Debentures. The Amalgamation is expected to occur on March 1, 2025.

Until the Amalgamation, National Bank intends for the members of the board of directors of CWB to be the same as those of the board of directors of National Bank, including the CWB Board Nominees; in addition, Chris Fowler will sit on the CWB board of directors in his capacity as CEO of CWB. Accordingly, following the resignation of the prior CWB directors from the CWB board of directors upon Closing of the Transaction and the appointment of National Bank board members thereto, the board of directors of CWB consists as of February 3, 2025 of Robert Paré (Chair), Laurent Ferreira, Pierre Blouin, Pierre Boivin, Scott Burrows, Yvon Charest, Patricia Curadeau-Grou, Chris Fowler, Annick Guérard, Karen Kinsley, Lynn Loewen, Rebecca McKillican, Arielle Meloul-Wechsler, Sarah Morgan-Silvester, Pierre Pomerleau, Irfhan Rawji and Macky Tall.

6.	RELIANCE ON SUBSECTION 7.1(2) OF REGULATION 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	EXECUTIVE OFFICER:

For further information, please contact Mr. Dominic Paradis, Senior Vice-President – Legal Affairs and Corporate Secretary at (514) 394-6751.

9.	DATE OF REPORT:

February 3, 2025

Forward-Looking Statements

From time to time, National Bank and CWB make written and verbal forward-looking statements. Statements of this type are included in this report and may be included in filings with Canadian and U.S. securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements in this report may include, but are not limited to, statements regarding the expected CWB Tier 1 Capital Reorganization and the Amalgamation of National Bank and CWB and their respective timing. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that National Bank’s and/or CWB’s predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that National Bank’s and/or CWB’s assumptions may not be correct, and that National Bank’s and/or CWB’s strategic goals will not be achieved.

Forward-looking statements in this report are based on a number of assumptions and are subject to risk factors, many of which are beyond National Bank’s and CWB’s control and the impacts of which are difficult to predict. These risk factors include, but are not limited to, risks and uncertainties relating to the expected outcomes in connection with the transaction; National Bank’s inability to successfully integrate CWB upon completion of the transaction; the potential delay or failure to realize the anticipated benefits from the transaction; National Bank’s reliance upon publicly available information of CWB; potential undisclosed costs or liability associated with the transaction; and assumptions about future events, including economic conditions and proposed courses of action, based on National Bank and CWB management’s assessment of the relevant information available as of the date hereof; and National Bank’s and CWB’s ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about certain factors and additional risk factors can be found in the “Risk Management” section of CWB’s 2024 Annual MD&A, in the “Risk Management” section of National Bank’s 2024 Annual Report, as well as in other reports and documents filed by National Bank and CWB with securities regulators or securities commissions from time to time and other documents that National Bank and CWB make public. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause CWB’s and/or National Bank’s actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this report represent CWB’s and National Bank’s views as of the date hereof. Unless required by law, neither CWB or National Bank undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by or on behalf of CWB or National Bank. CWB and National Bank caution investors that these forward-looking statements are not guarantees of future performance and that actual events or results may differ significantly from these statements due to a number of factors.